Exhibit 99.1

12 November 2012	For analyst and media enquiries, please call Sean O’Sullivan on +61 2 8274 5246

ASIC Proceedings

The Company notes that the New South Wales Court of Appeal (Court of Appeal) today delivered its judgment in proceedings between the Australian Securities & Investments Commission (ASIC) and certain former non-executive directors and a former officer of ABN60 Pty Limited (formerly James Hardie Industries Limited) (ABN60).

This judgment follows the High Court of Australia’s decision in May 2012 upholding ASIC’s appeal and overturning an earlier Court of Appeal decision and thereby finding that there had been a breach of the directors’ and officer’s duties. The High Court remitted the matter back to the Court of Appeal for further consideration of remaining issues in the appeals to that Court on questions of excusing liability, penalty and disqualification and on certain questions concerning costs.

The Company notes that the Court of Appeal’s judgment includes orders against the former directors and officer relating to penalties, bans from being a director and costs. The Company is not presently able to assess the financial impact of the costs incurred by ASIC in the proceedings for which it may become liable. If the cost implications are material, the Company will make further disclosure but otherwise the costs (net of any recoveries) will be accounted for in the Company’s financial statements as has been its practice. The Company does not intend to comment further.

Background

In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN60 and ten then-present or former executives and directors of the James Hardie Group in relation to the creation and funding of the Medical Research and Compensation Foundation (MRCF) in February 2001. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were ultimately confined to alleged contraventions of provisions of the Australian Corporations Act relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security.

The Court hearing commenced on 29 September 2008. On 23 April 2009, the Court delivered judgment, making certain findings against the Company and the ten former officers and non-executive directors of the Company. All defendants other than two commenced appeals from the judgment, and ASIC responded by cross-appealing. The appeals brought by the former non-executive directors and executives were heard in April 2010 and the appeal brought by the Company was heard in May 2010. On 17 December 2010, the New South Wales Court of Appeal delivered its judgments.

The Court of Appeal dismissed the Company’s appeal and ASIC’s cross-appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal.

The Court of Appeal also allowed the appeals of the seven former non-executive directors against the findings of contravention that had been made against them, overturning the finding of the trial judge that the directors had approved a misleading draft ASX announcement at a Board meeting in February 2001 relating to the MRCF’s establishment. The Court of Appeal dismissed the appeal by one of the former officers and ASIC’s related cross appeal and in part allowed the other former officer’s appeal and the related ASIC cross appeal.

ASIC and one former officer subsequently sought and were granted special leave to appeal the Court of Appeal’s decisions to the High Court. The appeals and related cross appeals were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims to be excused from liability, penalty and disqualification and on certain questions concerning costs and, instead, remitted these matters back to the Court of Appeal for further consideration. The Court of Appeal heard submissions on these matters over a three-day period commencing 20 August 2012.

For further information, refer to the ASIC Proceedings section of footnote 9 to the JHIplc Financial Statements for the quarter ended 30 June 2012.

END

Media/Analyst Enquiries:

Sean O’Sullivan

Vice President, Investor and Media Relations

Telephone: +61 2 8274 5246

Email: media@jameshardie.com.au

Disclaimer

This company announcement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.